Notice to ASX 24 February 2022 Annual Report 2021 and Annual General Meetings The Rio Tinto Annual Report 2021 and Strategic Report 2021 have today been released to the Australian Securities Exchange, and are available at https://www.riotinto.com/reports. Hard copies of these documents can be obtained free of charge on request. Rio Tinto plc will hold its 2022 annual general meeting on 8 April 2022 and Rio Tinto Limited will hold its 2022 annual general meeting on 5 May 2022. Notices of those meetings are expected to be released in March 2022. Rio Tinto expects to file its Annual Report on Form 20-F 2021 with the United States Securities and Exchange Commission on or around 25 February 2022. American Depositary Receipt holders will be able to view Rio Tinto's Annual Report 2021 and the Annual Report on Form 20-F 2021 on the Rio Tinto website. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com